Exhibit 99.1

GoldMining Files PEA Technical Report for its La Mina Project, Colombia

Highlighting $1.0 Billion After-Tax NPV and 32% IRR

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – June 8, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce that is has filed a technical report (the “Technical Report”), which includes the previously announced updated preliminary economic assessment (the “2026 PEA”) on its La Mina Project (the “Project”), located in Antioquia, Colombia.

The Technical Report, titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Gold-Copper Mineral Deposit, Antioquia, Republic of Colombia” and with an effective date of April 22, 2026, is available under the Company’s respective profiles at www.sedarplus.ca and www.sec.gov. All currency amounts herein are in US dollars unless otherwise indicated.

2026 PEA Highlights1

●	Strong Base Case Economics: After-tax NPV5% of $1.0 billion and an after-tax internal rate of return ("IRR") of 32.2% and initial payback of approximately 2.7 years.

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Leverage to Spot Prices: At current spot prices (approximately, $4,775/oz Au, $5.75/lb Cu, and $77/oz Ag), the after-tax NPV5% increases to approximately $1.8 billion with an IRR of 49.1% and initial payback of 1.9 years. Spot prices were selected on April 20th, 2026 as 30-day averages.

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High Capital Efficiency: Initial capital expenditures are estimated at $523 million, representing an attractive 1.9x base case NPV5% to initial capital ratio that highlights the Project’s potential for a compelling return on investment.

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Strong Production Profile: Average annual production of 152.4 koz Au equivalent ("AuEq") over the first five years of operation, and total life of mine ("LOM") production of 1.5 Moz AuEq (comprising 1.2 Moz Au, 2.6 Moz Ag, and 195 Mlbs Cu) over an 11.2 year projected mine life.

●	Resilient Cost Profile: Estimated total cash cost of $872/oz Au and All-In Sustaining Cost ("AISC") of $1,045/oz Au (calculated on a by-product basis).

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Conventional Operation: The PEA contemplates a conventional open pit, truck and shovel operation to support a processing rate of 15,000 tonnes per day ("tpd"). A proven processing flowsheet utilizing standard froth flotation and leach circuits will achieve metallurgical recoveries of 91% Au, 80% Cu, and 64% Ag.

Alastair Still, CEO of GoldMining commented, “The completion of the updated La Mina PEA marked a significant milestone for GoldMining as we actively advance our Americas portfolio. The study demonstrates a compelling base case and the project’s exceptional leverage to the current metal price environment. With a strong $1.0 billion base case NPV, La Mina reflects our strategy of demonstrating deep intrinsic value that can be further enhanced through targeted exploration and de-risking. We continue to work to unlock value from key assets within our portfolio with active exploration and development.”

The PEA is preliminary in nature, and there is no certainty that the reported results will be realized. The PEA includes Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that this PEA, including the conceptual economics set out therein, will be realized.

1 The gold equivalent equations are: AuEq(oz) = Au (g/t) + [Cu(%) x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}]. AISC includes mining costs, processing costs, royalties, G&A costs, transportation costs, sustaining capital and closure costs less by-product credits.

For further information regarding the Project, including the PEA, please refer to the Technical Report.

Qualified Persons

Imola Götz, M.Sc. P.Eng., F.E.C., Vice President, Project Development of the Company and a Qualified Person, as such term is defined in National Instrument 43-101 (“NI 43-101”), has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding the Project, including the PEA, included herein, has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Investors are cautioned not to assume that all or any part of “Measured” or “Indicated” Mineral Resource will ever be converted into “reserves”. Investors should also understand that Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.

For further information regarding the Company's projects and the resource estimates disclosed herein, please refer to the Company's most recent Annual Information Form and the technical reports filed under the Company's profile at www.sedarplus.ca and www.sec.gov.

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to the results of the PEA, the Company’s plans and expectations regarding future opportunities and proposed work at the Project and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.